UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


03025895

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the Plan: HANNAFORD SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
Rue Osseghem 53
B-1080 Brussels, Belgium



Hannaford Savings and Investment Plan

Financial Statements as of December 31, 2002 and 2001, and for the Year Ended December 31, 2002, Supplemental Schedule as of December 31, 2002, and Independent Auditors' Reports

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

Tel: (704) 887 1500
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Participants in
Hannaford Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Hannaford Savings and Investment Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2003


Deloitte
Touche
Tohmatsu



PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

Report of Independent Accountants

To the Participants and the Administrative Committee of the
Hannaford Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Hannaford Savings and Investment Plan (the "Plan") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Portland, Maine
May 24, 2002

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value	$171,601,057	$194,139,439
Receivables:		
Employer's contributions	-	113,091
Participants' contributions	-	261,870
Total receivables	-	374,961
Cash	11,558	1,071
NET ASSETS AVAILABLE FOR BENEFITS	$171,612,615	$194,515,471

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
Investment income:	
Dividends	$ 2,904,711
Interest	1,093,001
Total investment income	3,997,712
Contributions:	
Employer's	5,500,630
Participants'	13,237,630
Participants' rollovers	791,393
Total contributions	19,529,653
Total additions	23,527,365
DEDUCTIONS:	
Investment loss - net depreciation in fair value of investments	(36,498,085)
Benefits paid to participants	(9,862,386)
Administrative expenses	(69,750)
Total deductions	(46,430,221)
NET DECREASE	(22,902,856)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	194,515,471
End of year	$171,612,615

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF PLAN

The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Administrative Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. Putnam Investments ("Putnam") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility - All officers and employees of the Company who have completed one year of service, generally defined by 870 hours for hourly employees, 1,000 hours for salaried employees and full-time drivers, and attainment of their twenty-first birthday are eligible to participate in the Plan.

Contributions - Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2002. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings, and charged with benefit payments and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common trust funds, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests exclusively in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future employer contributions.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common trust funds ("funds") are stated at fair value, which has been determined based on the unit value of the funds. Unit value is determined by the organization sponsoring the fund by dividing the fund's net assets at fair value by its units outstanding at each valuation date. Quoted market prices are used to value the Delhaize Group ADRs. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Administrative expenses of the Plan, are paid by the Plan except for certain investment expenses related to the investment options managed by Putnam.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002		2001
	Number of Units or Shares	Fair Value	Fair Value
Common trust funds:			
Putnam Retirement Ready Funds - Balanced Portfolio	220,739	$ 10,374,733	$ *
Putnam Retirement Ready Funds - Growth Portfolio	192,391	8,615,284	*
Putnam Stable Value Fund	41,382,251	41,382,251	35,802,597
Putnam S&P 500 Index Fund	1,591,556	34,441,282	44,629,999
Mutual funds:			
Putnam Asset Allocation Balanced Fund	*	*	11,511,903
The Putnam Fund for Growth and Income	1,099,595	15,570,264	18,016,114
Putnam International Equity Fund CLY	817,528	13,505,556	*
Putnam International Growth Fund	*	*	15,887,998
Putnam Vista Fund	2,634,390	16,306,872	22,828,695
Delhaize Group Stock Fund	*	*	13,859,870
Participants' loans	-	12,978,434	12,939,177

* Investment represented less than 5% of net assets available for benefits at year-end.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(36,498,085) as follows:

Common trust funds	$(11,779,764)
Mutual funds	(16,179,438)
Delhaize Group Stock Fund	(8,538,883)
Net depreciation in fair value of investments	$(36,498,085)

4. RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in common trust funds managed by an affiliate of Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services totaled $69,750. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2002 and 2001, the Plan held the ADRs of Delhaize Group (the parent company of the Company).

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since applying for the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$171,612,615	$194,515,471
Amounts allocated to employer's contributions receivable	-	(113,091)
Amounts allocated to participant's contributions receivable	-	(261,870)
Net assets available for benefits per the Form 5500	$171,612,615	$194,140,510

The following is a reconciliation of employer's and participants' contributions per the financial statements to the Form 5500 for the year ending December 31, 2002:

Employer's contributions per the financial statements	$ 5,500,630
Plus amounts allocated to employer's contributions receivable at December 31, 2001	113,091
Employer's contributions per the Form 5500	$ 5,613,721
Participant's contributions per the financial statements	$ 13,237,630
Plus amounts allocated to participant's contributions receivable at December 31, 2001	261,870
Employer's contributions per the Form 5500	$ 13,499,500

* * * * * *

HANNAFORD SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Putnam Retirement Ready Funds - Balanced Portfolio	Common Trust Fund	**	$ 10,374,733
* Putnam Retirement Ready Funds - Growth Portfolio	Common Trust Fund	**	8,615,284
* Putnam Retirement Ready Funds - Conservative Portfolio	Common Trust Fund	**	3,465,137
* Putnam Stable Value Fund	Common Trust Fund	**	41,382,251
* Putnam S&P 500 Index Fund	Common Trust Fund	**	34,441,282
* The Putnam Fund for Growth and Income	Mutual Fund	**	15,570,264
* Putnam International Equity Fund CL Y	Mutual Fund	**	13,505,556
* Putnam Vista Fund	Mutual Fund	**	16,306,872
* Putnam Growth Opportunities Fund	Mutual Fund	**	1,035,266
* Putnam OTC Emerging Growth Fund CL Y	Mutual Fund	**	1,137,709
* PIMCO Total Return Fund	Mutual Fund	**	5,516,460
MSIF US Mid Cap Core Portfolio	Mutual Fund	**	1,279,567
MSIF US Small Cap Core Portfolio	Mutual Fund	**	1,168,692
* Delhaize Group Stock Fund	American Depository Receipts	**	4,823,550
* Various participants	Participants' loans, interest rates ranging 5.25% to 10.5%	**	12,978,434
			$171,601,057

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarborough, State of Maine, on June 30, 2003.

HANNAFORD SAVINGS AND INVESTMENT PLAN

By: ______________________

Name: Garrett D. Bowne IV

Member of the Administrative Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Accountants, Deloitte & Touche LLP
23.2	Consent of Independent Accountants, PricewaterhouseCoopers LLP

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Etablissements Delhaize Frères et Cie "Le Lion" S.A. on Form S-8, of our report dated June 21, 2003, appearing in this Annual Report on Form 11-K of Hannaford Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Charlotte, North Carolina
June 26, 2003

Exhibit 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize) S.A. of our report dated May 24, 2002 relating to the financial statements of the Hannaford Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Portland, Maine
June 26, 2003